Exhibit 99.1

Li-Cycle Adopts Limited Duration Shareholder Rights Plan

TORONTO, Ontario (November 1, 2023) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or the “Company”), a leading global lithium-ion battery resource recovery company, today announced that its Board of Directors (the “Board”) has adopted a limited duration shareholder rights plan (the “Rights Plan”).

The Rights Plan is intended to protect the long-term interests of Li-Cycle and Li-Cycle’s shareholders and to enable them to realize the full potential value of their investment in the Company. The Rights Plan is designed to protect against unequal treatment of the Company’s shareholders and reduce the likelihood that any person or group will gain control of, or exert significant influence over, Li-Cycle, including through open market accumulations, without appropriately compensating Li-Cycle’s shareholders for control. The Rights Plan also helps ensure that the Board has sufficient time to make informed, deliberate decisions and take actions that are in the best interests of Li-Cycle. The Rights Plan applies equally to all current and future shareholders of Li-Cycle.

The Rights Plan is not intended to prevent or interfere with any action with respect to Li-Cycle that the Board determines to be in the best interests of the Company.

The Rights Plan will operate similarly to rights plans adopted by other companies publicly listed in the United States. Pursuant to the Rights Plan, Li-Cycle will issue one right for each common share of the Company outstanding as of the close of business on November 10, 2023. While the Rights Plan is effective immediately, the rights generally will become exercisable only if an applicable person or group acquires beneficial ownership of 20% or more of Li-Cycle’s outstanding common shares in a transaction not approved by the Board.

In that situation, each holder of a right (other than the acquiring person or group) will have the right to purchase, for the purchase price of $12.50, a number of common shares of the Company having a then-current market value of twice the purchase price. In addition, at any time after an applicable person or group acquires 20% or more of the Company’s common shares, the Board may, at its option, deem all or part of the rights exercised at a ratio of one common share for each outstanding right (other than rights owned by such person or group, which will have become void) for a nil purchase price per right.

The Rights Plan has a 364-day term and will expire on October 30, 2024.

Additional information regarding the Rights Plan will be contained in a Form 6-K to be filed by Li-Cycle with the U.S. Securities and Exchange Commission and the Ontario Securities Commission.

McCarthy Tétrault LLP and Freshfields Bruckhaus Deringer US LLP are serving as legal counsel to Li-Cycle.

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is a leading global lithium-ion battery resource recovery company and North America’s largest pure-play lithium-ion battery recycler, with a rapidly growing presence across Europe. Established in 2016, and with major customers and partners around the world, Li-Cycle is on a mission to recover critical battery-grade materials to create a domestic closed-loop battery supply chain for a clean energy future. The Company leverages its innovative, sustainable, and patent-protected Spoke & Hub Technologies™ to provide a safe, scalable, customer-centric solution to recycle all different types of lithium-ion batteries. At our Spokes, or pre-processing facilities, we recycle battery manufacturing scrap and end-of-life batteries to produce black mass, a powder-like substance which contains a number of valuable metals, including lithium, nickel, and cobalt. At our Hubs, or post-processing facilities, we will process black mass to produce critical battery-grade materials, including lithium carbonate, nickel sulphate, and cobalt sulphate. For more information, visit https://li-cycle.com/.

Forward-Looking Statements

Certain statements contained in this press release may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “believe”, “may”, “will”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “could”, “plan”, “potential”, “future”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements in this press release include but are not limited to statements about the implementation of, and potential effects of implementing, the Rights Plan. These statements are based on various assumptions, whether or not identified in this communication. There can be no assurance that such assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and are not guarantees of future performance. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.

Li-Cycle assumes no obligation to update or revise any forward-looking statements, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Li-Cycle’s assessments as of any date subsequent to the date of this press release.

Investor Relations

Nahla A. Azmy

Sheldon D’souza

investors@li-cycle.com

Media

Louie Diaz

media@li-cycle.com